Exhibit 99.1

IPA Reports Financial Results and Recent Business Highlights for Second Quarter Fiscal Year 2023

  BioStrand Completes Integration of 20 Million Proprietary Structural HYFTs™ used as a navigational layer to parse over the protein predictive platforms AlphaFold-2 and Evolutionary Scale Modeling (ESM)-2 Fold
  HYFTs are now linked together by more than 25 billion relationships within the Knowledge Graph (KG)
  BioStrand Announces Artificial Intelligence Collaboration and License Agreement to Discover and Develop Anti-Cancer Antibodies with BriaCell Therapeutics
  IPA Antibodies Announced Voluntary Delisting from TSX Venture Exchange
  NIAID Confirms IPA’s PolyTope TATX-03 Neutralizing Activity Against the Currently Spreading SARS-CoV-2 Variant BA.2.75

VICTORIA, British Columbia--(BUSINESS WIRE)--December 15, 2022--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA), an AI-driven biotherapeutic research and technology company, today announced financial results for second quarter fiscal year 2023, which ended October 31, 2022.

“Our focus on accelerated revenue development and the sales integration of our in silico capabilities using innovative and unique HYFT-based technology was continued in the second quarter. With relevant outputs and advancements in drug discovery, IPA has quickly pushed the frontiers of cutting-edge innovation, building upon our already top-ranked global CRO,” stated Dr. Jennifer Bath, CEO of IPA. “Along with continued corporate growth, we remain intently focused on maximizing shareholder value and we continue to swim against the tide of the downward market trend. However, we are not content. We have immense objectives, and we're determined to work nonstop until we achieve them.”

Second Quarter Fiscal Year 2023 Financial Summary*
(All comparisons are to the period ended October 31, 2021)

  IPA achieved revenue of $5.2 million during the three months ended October 31, 2022, an increase of 9.8% compared to the three months ended October 31, 2021.
  During the three months ended October 31, 2022, research and development expense increased to $4.6 million from $3.0 million during the three months ended October 31, 2021. The increase in research and development costs is primarily attributable to spend associated with clinical manufacturing of the Company’s PolyTope® antibody combination therapy.
  As of October 31, 2022, IPA held cash of $15.1 million.

*Expressed in Canadian dollars, unless otherwise indicated.

Financial Results

Revenue

IPA achieved revenue of $5.2 million during the three months ended October 31, 2022, a 9.8% increase from the three months ended October 31, 2021. Growth was primarily driven by increases in protein manufacturing and IPA’s B cell Select® platform.

Research & Development

During the three months ended October 31, 2022, research and development expenses increased to $4.6 million, from $3.0 million during the three months ended October 31, 2021. The increase in research and development costs is primarily attributable to spend associated with clinical manufacturing of IPA’s PolyTope® antibody combination therapy. Additional research and development expenses included salaries and benefits (including share-based compensation) of $0.3 million, and depreciation expense of $0.1 million.

Liquidity and Capital Resources

As of October 31, 2022, IPA held cash of $15.1 million as compared to $30.0 million as of April 30, 2022, and had working capital of $15.4 million.

Conference Call:

Date: Thursday, December 15, 2022
Time: 10:30 am Eastern time

Participant Info:

Conference ID: 9236374

Participant Toll-Free Dial-In Number: 1 (888) 550-5658
Participant Toll Dial-In Number: 1 (646) 960-0289

Attendee URL: https://events.q4inc.com/attendee/662019205

The conference call will be webcast live and available for replay via a link provided in the Events section of the company’s IR pages at https://www.immunoprecise.com/investors.

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, Biostrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements regarding the speed and commercialization of discovery processes and integration of in silico models. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the integration of the above mentioned HYFTs and the integration of in silico models and wet-lab experiments may not have the expected results, as well as those risks discussed in the Company’s Annual Information Form dated July 28, 2022 (which may be viewed on the Company’s profile at www.sedar.com), and the Company’s Form 40-F, dated July 29, 2022 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investor contact: investors@ipatherapeutics.com